Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE SECOND QUARTER AND THE SIX-MONTH PERIOD ENDED JUNE 30, 2020

Monaco, July 27, 2020 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the second quarter (“Q2 2020”) and six-months ended June 30, 2020.

•	Liquidity of $220.7 million as of end Q2 2020 (including our share of cash amounting to $19.6 million held in subsidiaries co-owned with York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”)).

•	Voyage Revenues of $111.9 million in Q2 2020.

•	Delivery on July 24, 2020 of the 12,690 TEU containership YM Triumph (ex Hull Nr YZJ2015-2057) the first of a series of five sister vessels ordered in May 2018. On July 25, 2020, the vessel commenced its ten-year charter with Yang Ming.

•	Adjusted Net Income available to common stockholders(1) of $31.7 million or $0.26 per share in Q2 2020.

•	Net Loss available to common stockholders of $83.9 million (mainly due to non-cash charges related to vessels held for sale and vessels’ impairment of $107.5 million) or $0.70 loss per share in Q2 2020.

•	Adjusted Net Income available to common stockholders(1) of $64.3 million or $0.54 per share for the six-month period ended June 30, 2020.

•	Net Loss available to common stockholders of $58.3 million (mainly due to non-cash charges related to vessels held for sale and vessels’ impairment of $110.8 million) or $0.49 loss per share for the six-month period ended June 30, 2020.

•	Conclusion of refinancing program with no meaningful debt maturities until 2024.

•	Arranged financing agreements for an aggregate amount of $140.0 million. More specifically:

	-	Signed a loan facility agreement with a European financial institution for an amount of up to $70.0 million, secured by 12 vessels, in order to partially refinance an existing loan facility originally maturing in 2021.

	-	Signed a loan facility agreement with a European financial institution for an amount of up to $70.0 million, secured by 6 vessels, in order to partially refinance an existing loan facility originally maturing in 2021.

•	Chartered in total 24 vessels over the quarter.

•	Sold the 1997-built, 7,403 TEU sister container vessels Kawasaki and Kokura.

•	Declared dividend of $0.10 per share on its common stock and dividends on all four classes of its preferred stock.

(1) Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

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New Business Developments

A.	New charter agreements
	•	The Company has chartered in total 24 vessels over the quarter. More specifically, the Company agreed to:
	I.	Vessels above 5,500 TEU capacity (Post – Panamax)
		-	Extend the charters of the 2013-built, 8,827 TEU sister containerships Valor, Value, Valiant, Valence and Vantage for 2 years (until Q2-Q3 2025) with Hapag Lloyd. The daily rate of each charter is $32,400.
		-	Extend the charter of the 2006-built, 9,469 TEU containership Cosco Hellas with COSCO for a period of 2 to 11 months at charterers’ option, starting from June 18, 2020, at an undisclosed daily rate.
		-	Extend the charter of the 2006-built, 9,469 TEU containership Yantian (ex. Cosco Yantian) with COSCO for a period of 2 to 11 months at charterers’ option, starting from June 17, 2020, at an undisclosed daily rate.
		-	Charter the 2006-built, 9,469 TEU containership Beijing (ex. Cosco Beijing) with COSCO for a period of approximately 3 to 11.5 months at charterers’ option, starting from July 5, 2020, at an undisclosed daily rate.
		-	Charter the 2000-built, 6,648 TEU containership Maersk Kobe with RCL Feeder for a period of 11 to 14 months at charterers’ option, starting from September 6, 2020, at a daily rate of $14,500.
		-	Charter the 2000-built, 6,648 TEU containership York with Maersk for a period of 2 to 5 months at charterers’ option, starting from July 3, 2020, at a daily rate of $11,500.
		-	Charter the 1996-built, 7,403 TEU containership Kure with COSCO for a period of approximately 2 to 8 months at charterers’ option, starting from July 26, 2020, at a daily rate of $9,500.
		-	Charter the 2001-built, 5,576 TEU containership Ensenada with Evergreen for a period of 2 to 4 months at charterers’ option, starting from July 13, 2020, at a daily rate of $8,700.
	II.	Vessels below 5,500 TEU capacity
		-	Exercise its option with ZIM to extend the charters of the 2002-built, 4,992 TEU sister containerships, ZIM Shanghai and ZIM New York for the period starting from October 2, 2020 to October 1, 2021, at a market rate plus $1,100 per day per vessel.
		-	Extend the charter of the 2009-built, 4,258 TEU containership JPO Virgo with CMA CGM for a period of 2 to 10 months at charterers’ option, starting from May 13, 2020, at a daily rate of $8,950. Subsequently, agreed to charter the vessel to Evergreen for a period of 6 to 9 months at charterers’ option, starting from August 8, 2020, at a daily rate of $8,600.
		-	Charter the 2009-built, 4,258 TEU containership Vela with OOCL for a period of approximately 3 to 9 months at charterers’ option, starting from May 19, 2020, at a daily rate of $7,950.
		-	Charter the 2010-built, 4,258 TEU containership Volans with ZIM for a period of 2 to 12 months at charterers’ option, starting from June 29, 2020, at a daily rate of $7,000.
		-	Charter the 2010-built, 4,258 TEU containership Vulpecula with OOCL for a period of approximately 5 to 9 months at charterers’ option, starting from July 1, 2020, at a daily rate of $7,000.
		-	Extend the charter of the 2005-built, 2,556 TEU containership Etoile for a period of 5 to 8.5 months at charterers’ option, starting from August 15, 2020, at an undisclosed daily rate.
		-	Charter the 2000-built, 2,474 TEU containership Areopolis with COSCO for a period of 3 to 8.5 months at charterers’ option, starting from June 16, 2020, at a daily rate of $7,500.
		-	Extend the charter of the 1997-built, 2,458 TEU containership Messini with Evergreen for a period of 3 to 5 months at charterers’ option, starting from May 18, 2020, at a daily rate of $8,500.
		-	Charter the 2004-built, 2,586 TEU containership Lakonia with COSCO for a period of 3 to 8.5 months at charterers’ option, starting from June 8, 2020, at a daily rate of $7,500.
		-	Charter the 1996-built, 1,504 TEU containership Prosper with TS Lines for a period of approximately 1 to 3 months at charterers’ option, starting from July 10, 2020, at a daily rate of $5,500.

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		-	Extend the charter of the 1995-built, 1,162 TEU containership Zagora with MSC for a period of up to 2 months at charterers’ option, starting from July 1, 2020, at an undisclosed daily rate.
B.	New Financing Agreements
	•	In May 2020, we entered into a loan facility agreement with a European financial institution for an amount of up to $70.0 million, in order to partially refinance a facility originally maturing in 2021 (balloon payment of $48.0 million). The new refinancing facility will be repayable over five years.
	•	In June 2020, we entered into a loan facility agreement with a European financial institution for an amount of up to $70.0 million, in order to partially refinance a facility originally maturing in 2021 (balloon payment of $36.0 million). The new refinancing facility will be repayable over four years.
C.	Newbuild vessel delivery
	•	On July 24, 2020, we accepted delivery of the 12,690 TEU containership YM Triumph, the first of a series of five vessels ordered in May 2018. On July 25, 2020, the vessel commenced its ten-year charter with Yang Ming. YM Triumph, as well as the other four sister vessels currently under construction have secured pre and post delivery financing.
D.	Vessel Disposals
	•	In July 2020, we concluded the sale of the 1997-built, 7,403 TEU sister containerships Kawasaki and Kokura.
E.	Dividend announcements
	•	On July 1, 2020, we declared a dividend for the quarter ended June 30, 2020, of $0.10 per share on our common stock, payable on August 7, 2020, to stockholders of record of common stock as of July 22, 2020.
	•	On July 1, 2020, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock, a dividend of $0.546875 per share on our Series D Preferred Stock and a dividend of $0.554688 per share on our Series E Preferred Stock, which were all paid on July 15, 2020 to holders of record as of July 14, 2020.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the second quarter the Company delivered strong results.

Liquidity stood at around $220 million and, as already announced, during the second quarter of the year we concluded our refinancing program, resulting in a smooth repayment profile with no meaningful debt maturities until 2024.

On the market side, laid up capacity has started decreasing, indicating improving market conditions. Demand continues to favor the larger and medium sizes, and especially ships above 8,000 TEUs. Market activity has picked up and we have chartered in total 24 ships during the quarter.

After months of inactivity the demolition market has re-opened and, as part of our fleet renewal program, we have sold for demolition two 7,400 TEU ships which we plan to replace with younger tonnage.”

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Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2019	2020	2019	2020

Voyage revenue	$230,010	$233,273	$117,036	$111,869
Accrued charter revenue (1)	$191	$7,721	$2,040	$7,025
Amortization of Time-charter assumed	$95	$95	$48	$47
Voyage revenue adjusted on a cash basis (2)	$230,296	$241,089	$119,124	118,941

Adjusted Net Income available to common stockholders (3)	$39,795	$64,265	$26,215	$31,705
Weighted Average number of shares	113,540,975	119,927,560	114,040,870	120,319,180
Adjusted Earnings per share (3)	$0.35	$0.54	$0.23	$0.26

Net Income / (Loss)	$27,136	$(43,447)	$28,790	$(76,223)
Net Income / (Loss) available to common stockholders	$11,589	$(58,289)	$20,886	$(83,913)
Weighted Average number of shares	113,540,975	119,927,560	114,040,870	120,319,180
Earnings / (Losses) per share	$0.10	$(0.49)	$0.18	$(0.70)

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three and the six-month periods ended June 30, 2020 and 2019. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2019	2020	2019	2020

Net Income / (Loss)	$27,136	$(43,447)	$28,790	$(76,223)
Earnings allocated to Preferred Stock	(15,547)	(15,461)	(7,904)	(7,768)
Gain on retirement of Preferred Stock	–	619	–	78
Net Income / (Loss) available to common stockholders	11,589	(58,289)	20,886	(83,913)
Accrued charter revenue	191	7,721	2,040	7,025
General and administrative expenses - non-cash component	1,545	1,508	767	832
Amortization of prepaid lease rentals, net	4,042	–	2,033	–
Amortization of Time charter assumed	95	95	48	47
Realized (Gain) / loss on Euro/USD forward contracts (1)	208	(78)	112	(54)
Vessels’ impairment loss	3,042	31,577	–	28,506
(Gain) / Loss on sale / disposals of vessels	18,420	(10)	–	–
Non-recurring, non-cash write-off of loan deferred financing costs	–	478	–	478
Loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	38	–	38	–
Loss on vessels held for sale	–	79,197	–	78,965
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	625	2,066	291	(181)
Adjusted Net Income available to common stockholders	$39,795	$64,265	$26,215	$31,705
Adjusted Earnings per Share	$0.35	$0.54	$0.23	$0.26
Weighted average number of shares	113,540,975	119,927,560	114,040,870	120,319,180

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain)/loss on Euro/USD forward contracts, vessels’ impairment loss, (gain)/loss on sale / disposal of vessels, loss on vessels held for sale, loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, amortization of prepaid lease rentals, net, amortization of Time charter assumed and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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